Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended September 30,		Six Months Ended September 30,
	2009	2008	2009	2008
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$69,402	$61,499	$131,584	$92,970
Fixed charges (net of interest capitalized)	7,990	11,394	17,438	20,341
Distribution of earnings from unconsolidated affiliates	-	-	-	-

Total Earnings	$77,392	$72,893	$149,022	$113,311

Fixed Charges and Preference Dividends
Interest expense	$6,694	$10,113	$14,849	$17,779
Interest capitalized	-	-	-	-
Amortization of premiums, discounts, and debt issuance costs	489	227	978	454
Interest component of rent expense	807	1,054	1,611	2,108

Total Fixed Charges	7,990	11,394	17,438	20,341

Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711	11,423	11,423

Total Fixed Charges and Preference Dividends	$13,701	$17,105	$28,861	$31,764

Ratio of Earnings to Fixed Charges	9.69	6.40	8.55	5.57

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	5.65	4.26	5.16	3.57